Exhibit 99.6

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

                                                                                                                                TSX Venture Trading Symbol: TTA
                                 NASD OTCBB Trading Symbol: TITAF

NEWS RELEASE
TITAN TRADING ANALYTICS INC. ANNOUNCES STOCK OPTION GRANTS

EDMONTON, ALBERTA -- (March 6, 2009) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB:  TITAF) (the “Company”)  announced today that, subject to regulatory approval as required, the Company intends to grant 1,990,000 stock options, in the aggregate, to directors, officers, employees and consultants of the Company.  The options will have an exercise price of $0.33, with vesting over an eighteen-month period and a five year term to expiry.

The Company has determined that exemptions from the various requirements of the TSX Venture Exchange Policy 5.9 are available for the grant of these options.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Ken W. Powell, President & CEO
(780) 438-1239

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.